CUSHING MLP TOTAL RETURN FUND

FIRST AMENDMENT TO THE TRANSFER AGENT

SERVICING AGREEMENT

THIS FIRST AMENDMENT dated as of the 2nd day of September, 2015, to the Transfer Agent Servicing Agreement, dated as of June 13, 2014 (the “Agreement”), is entered into by and between the CUSHING MLP TOTAL RETURN FUND, a Delaware statutory trust (the “Fund”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement as set forth below; and

WHEREAS, Section 12 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Section 9. Proprietary and Confidential Information is hereby superseded and replaced in its entirety with the following:

Section 9. Proprietary and Confidential Information

A.	USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund, all records and other information relative to the Fund and prior, present, or potential shareholders of the Fund (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Fund. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Fund or its agent, shall not be subject to this paragraph.

B.

Further, USBFS will adhere to the privacy policies adopted by the Fund pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. USBFS acknowledges that it has implemented appropriate measures relating to the Fund and its shareholders to maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and all confidential information, protect any reasonable foreseeable threats or hazards to the security or integrity of confidential information and to ensure appropriate disposal of confidential information (collectively, the “Information Security Program”). USBFS shall promptly notify the Fund of any unauthorized access to confidential information. USBFS shall respond to the Fund’s reasonable requests for information concerning USBFS’ Information Security Program and, upon request, will provide a summary of its applicable policies and procedures to the Fund. USBFS shall notify the Fund of any changes to the Information Security Program.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

CUSHING MLP TOTAL RETURN FUND

By:	/s/ Jerry V. Swank

Printed Name: Jerry V. Swank

Title: Chairman and CEO

U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Michael R. McVoy

Printed Name: Michael R. McVoy

Title: Executive Vice President

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